Invisacook Inc.



ANNUAL REPORT

4601 East Moody Blvd Suite H-2

Bunnell, FL 32110

0

https://www.invisacook.com

This Annual Report is dated April 9, 2024.

BUSINESS

Invisacook, Inc. ("Invisacook" or the "Company") was first formed in Florida on June 1st, 2018. The Company plans to earn revenue by manufacturing an induction HOB technology for kitchens and restaurants using our product to cook through countertops and combining them with a network of distributors and dealers on a worldwide scale, to fuel the growth and the new sales procedures for companies who are committed to developing and marketing our brand. The Company's headquarters is in Bunnell, Florida, USA. The Company's customers will be located worldwide.

The company has filed a patent application with the USPTO for its Invisacook Induction Cooktop system and is currently awaiting a determination on its patent application. Once granted, ownership of the patent is planned to be assigned from the CEO to the Company.

Invisacook LLC was organized as a Limited Liability Company on June 1, 2018, under the laws of the state of Florida. On February 15, 2022, the company converted to a Delaware domestic corporation as Invisacook, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $537,000.00
Number of Securities Sold: 10,000,000
Use of proceeds: Founders Shares and capital contribution towards business operations
Date: June 01, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

2022 was a very successful year for the Company as we experienced another year of record revenues and unit sales. Globally 2023 revenue was $1.57 million, up more than 10% from 2022. This increase in sales was primarily driven by US-based as well as international growth through the use and operation of the Invisacook units, direct-to-dealers, and distributor sales. We believe that this improved performance was primarily driven by two factors: the availability of the Arc model for the entire year and an aggressive digital marketing campaign that we began in January of 2019.

Cost of sales

The cost of sales was $851,179. in the fiscal year 2023, up approximately $126,570. from 2022's cost of sales of $724,609. The increase in the cost of sales was caused by the associated costs of the increase in revenues in 2023 compared to 2022.

Gross margins

Gross margins were $202,271 in 2023, up from $59,552 in 2022 due to increase in sales and new product launch. We expect Gross margins to continue to increase in accordance with new product launches and new dealers and distributors worldwide.

Expenses

2023 expenses were $495,863.83 up from expenses of $309,533.50 in 2022. A large portion of this increase is due to associated costs of the increase in revenues in 2023 compared to 2022.

Historical results and cash flows:

Invisacook has been doubling its sales every year since inception in 2018 and in 2023, we actually tripled our sales. Invisacook is on a growth pattern to continue and surpass its sales goals in 2024 and beyond.

Invisacook's success has been in its dealers and distributors worldwide. To date, Invisacook has not held a marketing budget and has created a worldwide Brand Name through the use of Social Media and word of mouth marketing. Invisacook has consistently been involved in many of the world's top kitchen and bath tradeshows in Europe and the United States, many times garnering awards and recognition at these events, with the assistance of the dealers themselves, believing and showing off the Invisacook Brand coupled with their countertop products and kitchens. This form of marketing has been very successful Invisacook and the dealers and distributors themselves.

Obviously, with the fact that the pandemic affected many businesses in various ways; some positive, some negative. Invisacook continued its positive sales throughout the past two years, except only for two months 2021. This trend was due to the fact of our continual Social Media marketing and demonstrations online. Shipping and logistics has been the most intense area of operation for Invisacook. Since Invisacook manufactures in the USA and ships their products on a worldwide scale, this area has become increasingly expensive for us. We have had to become very savvy and unique in the ways we have shipped our products, but we have met all of our challenges, except for one, scaling of inventory.

Currently and from now and into the future, we will be able to address these situations by ordering and maintaining a working inventory to meet our growing sales demands.

Invisacook will also be producing and creating potentially industry-disrupting technology that we are currently patenting that will help us be a world leader in product and industry Brand awareness and quality.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $206,037.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Curtis Ceballos
Amount Owed: $35,000.00
Interest Rate: 0.0%
Maturity Date: October 01, 2024

Creditor: Hans King
Amount Owed: $27,246.03
Interest Rate: 3.0%
Maturity Date: November 1, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Curtis Ceballos
Curtis Ceballos's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Chief Executive Officer & President
Dates of Service: January, 2018 - Present
Responsibilities: I manage R&D, including the research and development of current and future products. I also manage all day-to-day operations and help generate sales.

Name: Hans King
Hans King's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Senior Vice President, Director
Dates of Service: June, 2018 - Present
Responsibilities: Sales and Marketing. Hans handles the scope of work behind Sales Worldwide, by finding and setting up Distributors and Dealers. He also handles the Marketing efforts by setting up deals for web marketing, and other platforms of social media and TV worldwide.

Name: Ryan Ceballos
Ryan Ceballos's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Executive Vice President, Director
Dates of Service: October, 2018 - Present
Responsibilities: Collaborates directly with the company founders in developing the processes and procedures in place for the assembly, manufacturing, testing, and shipping of our Invisacook units. Also leads the unit responsible for the assembly and manufacturing of our Invisacook units.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Curtis Ceballos
Amount and nature of Beneficial ownership: 5,100,000
Percent of class: 51.0
Title of class: Common Stock

Stockholder Name: Hans King
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 25.0
Title of class: Common Stock

Stockholder Name: Marvin Sheets
Amount and nature of Beneficial ownership: 2,400,000
Percent of class: 24.0

RELATED PARTY TRANSACTIONS

Name of Entity: Curtis Ceballos
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan from founder
Material Terms: $35,000, to be paid back as company generates more sales.

Name of Entity: Hans King
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan from officer
Material Terms: $27,246.03
Interest Rate: 3.0%
Maturity Date: November 1, 2024

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so

long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets of funds of the Corporation legally available therefor; and

Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

Other Rights.   Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

Series X Preferred Stock

The amount of security authorized is 250,000 with a total of 1 outstanding.

Voting Rights
Certificate of Designations of Preferences and Rights of Series X Preferred Stock, section 1(b). The one share of Series X Preferred Stock shall have a number of votes at any time equal to (i) the total number of votes then held or entitled to be made by all other equity securities of the Company, including, without limitation, the Common Stock, par value $0.0001 per share, of the Corporation (the "Common Stock"), debt securities of the Corporation or pursuant to any other agreement, contract or understanding of the Corporation, plus (ii) one (1).

Material Rights

No Conversion. The Series X Stock shall not be convertible into shares of any other class of stock of the Corporation.

No Dividends. The Series X Stock shall not be entitled to receive any dividends paid on any other class of stock of the Corporation.

No Preferences upon Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Series X Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

Protective Provisions. In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Series X Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or special meeting of the Series X Holder and with the share of Series X Stock having one vote on such matter either, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers or, or restrictions provided for the. benefits of, the Series X Stock, as reasonably determined and agreed in writing by Series X Holder pursuant to the vote as set for the above, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, offering induction-based cookware to consumers and retailers. Our revenues are therefore dependent upon the market for online capital formation. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Invisacook. Delays or cost overruns in the development of our Invisacook and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2024.

Invisacook Inc.

By   /s/ *Curtis Ceballos*

Name: Invisacook Inc

Title: President/CEO

Exhibit A

FINANCIAL STATEMENTS



INVISA**COOK**

I, Curtis Ceballos, the CEO/President of Invisacook Inc, hereby certify that the financial statements of Invisacook Inc and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $ 1,573,430; taxable income of $ 194,926. and total tax of $42,829.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 03/13/2024.



_____ (Signature)

CEO/President   (Title)

03/13/2024   (Date)

Invisacook, Inc.
4601 E. Moody Blvd – Suite H2
Bunnell, FL 32110
Office: 386-263-8578
www.INVISACOOK.com

Invisacook Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking Plus (5148) - 5	9,371.93
PNC Checking x9801	30,324.73
TrustCo Premier x2335	3,265.69
Total Bank Accounts	**$42,962.35**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	19,295.86
LLC Accounts Receivable	0.00
Loan to Curtis 5-4-19	2,500.00
Undeposited Funds	-1,960.00
Total Other Current Assets	**$19,835.86**
Total Current Assets	**$62,798.21**
Fixed Assets	
2012 Kia Soul - 08/1/18	7,100.00
Accumulated depreciation	-17,349.13
Break Room Furniture/Appliances	2,803.69
Conveyer - Warehouse	2,860.90
Furniture and Equipment	4,584.54
Toyota Truck	15,002.42
Total Fixed Assets	**$15,002.42**
Other Assets	
Security Deposit-Marvin's Garden	1,000.00
Total Other Assets	**$1,000.00**
TOTAL ASSETS	**$78,800.63**

Invisacook Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	3,539.08
Capital One	9,654.36
Total Credit Cards	**$13,193.44**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	7.18
Direct Deposit Payable	0.00
Florida Department of Revenue Payable - 12	570.85
Kickfurther Loan	0.00
LLC Obligations	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
401(k)	428.99
Federal Taxes (941/944)	6,993.20
Federal Unemployment (940)	454.79
FL Unemployment Tax	569.44
Pre-Tax Retirement Contribution	0.00
Total Payroll Liabilities	**8,446.42**
Prepayments Transferred from LLC	0.00
Total Other Current Liabilities	**$9,024.45**
Total Current Liabilities	**$22,217.89**
Long-Term Liabilities	
2020 Tax Clearing Liability	0.00
Hans King Loan	58,553.97
James King Loan	1,000.00
Total Long-Term Liabilities	**$59,553.97**
Total Liabilities	**$81,771.86**
Equity	
Common Stock	94,647.81
Retained Earnings	-5,351.79
Net Income	304,271.23
Total Equity	**$393,567.25**
TOTAL LIABILITIES AND EQUITY	**$475,339.11**

Invisacook Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	1,032,454.06
Unapplied Cash Payment Income	570.00
Total Income	**$1,033,024.06**
Cost of Goods Sold	
Direct Expenses	
Contract Labor	8,915.21
Job Related Supplies	405,328.15
Merchant Fees	11,355.41
Shipping & Freight	68,686.74
Total Direct Expenses	**494,285.51**
Direct Payroll	
Direct Product Wages	92,249.14
Total Direct Payroll	**92,249.14**
Indirect Expenses & Supplies	
Automobile Expense	6,814.44
General Supplies	43,390.93
Insurance Expense	22,111.38
Total Indirect Expenses & Supplies	**72,316.75**
Total Cost of Goods Sold	**$658,851.40**
GROSS PROFIT	**$374,172.66**
Expenses	
Advertising & Marketing	
Advertising and Promotion	7,006.32
Entertainment	1,784.23
Gifts	18,217.46
Meals and Entertainment	6,928.97
Travel Expense	43,406.45
Total Advertising & Marketing	**77,343.43**
Facilities	
Rent Expense	55,502.64
Repairs and Maintenance	765.00
Storage	1,885.44
Utilities	7,032.16
Total Facilities	**65,185.24**
Labor - Management	
Office Labor	12,717.25
Total Labor - Management	**12,717.25**

Invisacook Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Add On Sales	19,893.52
Discounts	-6,649.88
Sales	1,531,754.62
Shipping Income - Domestic	19,848.13
Shipping Income - International	8,988.36
Unapplied Cash Payment Income	-405.00
Unit Sales	0.00
Total Income	**$1,573,429.75**
Cost of Goods Sold	
Direct Expenses	
Merchant Fees	33,926.84
Patent License Fee	102,000.00
Product Costs	410,865.98
Shipping & Freight	99,673.66
Warranty/Refund	4,094.06
Total Direct Expenses	**650,560.54**
Direct Payroll	
Direct Product Wages	145,549.17
Total Direct Payroll	**145,549.17**
Indirect Expenses & Supplies	
Automobile Expense	17,301.06
General Supplies	16,325.11
Insurance Expense	21,442.92
Total Indirect Expenses & Supplies	**55,069.09**
Total Cost of Goods Sold	**$851,178.80**
GROSS PROFIT	**$722,250.95**
Expenses	
Advertising & Marketing	
Entertainment	4,068.12
Marketing and Promotion	11,633.52
Meals and Entertainment	5,332.05
Travel Expense	75,492.31
Total Advertising & Marketing	**96,526.00**
Facilities	
Rent Expense	74,243.46
Repairs and Maintenance	10,292.00
Storage	4,942.82
Utilities	9,997.62
Total Facilities	**99,475.90**

Invisacook Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	356,775.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-387,670.38
Inventory Asset	-19,295.86
LLC Accounts Receivable	0.00
Loan to Curtis 5-4-19	-2,500.00
Accumulated depreciation	32,351.55
Due from Invisacook LLC	-120,514.38
AMEX	9,294.64
Capital One	19,890.89
California Department of Tax and Fee Administration Payable	87.88
Direct Deposit Payable	0.00
Florida Department of Revenue Payable - 12	268.45
LLC Obligations	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	6,734.57
Payroll Liabilities:Federal Unemployment (940)	585.56
Payroll Liabilities:FL Unemployment Tax	76.44
Prepayments Transferred from LLC	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-460,690.64
Net cash provided by operating activities	**$ -103,915.16**
INVESTING ACTIVITIES	
2012 Kia Soul - 08/1/18	-7,100.00
Break Room Furniture/Appliances	-2,803.69
Conveyer - Warehouse	-2,860.90
Furniture and Equipment	-4,584.54
Toyota Truck	-15,002.42
Security Deposit-Marvin's Garden	-1,000.00
Net cash provided by investing activities	**$ -33,351.55**
FINANCING ACTIVITIES	
2020 Tax Clearing Liability	10,510.43
Hans King Loan	85,800.00
James King Loan	1,000.00
Common Stock	88,601.54
Net cash provided by financing activities	**$185,911.97**
NET CASH INCREASE FOR PERIOD	**$48,645.26**
CASH AT END OF PERIOD	**$48,645.26**

Invisacook Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	320,119.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-117,774.12
ERC Receivable	12,984.80
Inventory Asset	-119,663.63
Due from Invisacook LLC	102,000.00
AMEX	-5,755.56
Capital One	-10,236.53
California Department of Tax and Fee Administration Payable	-80.70
Direct Deposit Payable	0.00
Florida Department of Revenue Payable - 12	316.40
Kickfurther Loan	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities:401(k)	428.99
Payroll Liabilities:Federal Taxes (941/944)	258.63
Payroll Liabilities:Federal Unemployment (940)	-130.77
Payroll Liabilities:FL Unemployment Tax	493.00
Payroll Liabilities:Pre-Tax Retirement Contribution	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-137,159.49**
Net cash provided by operating activities	**$182,959.74**
FINANCING ACTIVITIES	
2020 Tax Clearing Liability	-10,510.43
Hans King Loan	-27,246.03
Common Stock	6,046.27
Retained Earnings	10,510.43
Net cash provided by financing activities	**$ -21,199.76**
NET CASH INCREASE FOR PERIOD	**$161,759.98**
Cash at beginning of period	50,605.26
CASH AT END OF PERIOD	**$212,365.24**

NOTE 1 – NATURE OF OPERATIONS

Invisacook, Inc. was formed on February 2, 2022 ("Inception") in the State of Delaware. The financial statements of Invisacook, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bunnell, FL.

Invisacook, Inc. is a developer and manufacturer of an induction style stove top that is placed underneath kitchen counter surfaces that allows customers to maximize space in their kitchens while still having full access to a stove top. The Company also manufactures and sells other kitchen and cookware including the Invisamat and pots and pans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when funds are received by the Company. This occurs when (a) persuasive evidence that an agreement exists; (b) the prices are fixed and determinable and not subject to refund or adjustment; and (c) collection of the amounts due is fully satisfied.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2023, the Company has one outstanding loan to one of its' Shareholders, Hans King. The amount due on this loan as of 12/31/23 was $58,553.97. The note payments began on April 1, 2023 and are over a 2-year term with a 3% interest rate.

NOTE 4 – Inventory

The Company maintains Inventory for future orders. Inventory is tracked using the historical cost basis. The Inventory balance as of December 31, 2023 was $138,959.49.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023, the company has currently issued 10,040,284 shares of our common stock.

Preferred Stock
We have authorized the issuance of 250,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2023, the company has currently issued 0 shares of our preferred stock.

Series X Preferred Stock
We have authorized the issuance of 1 share of our Series X preferred stock with no par value. As of December 31, 2023, the company has currently issued the 1 share of our Series X preferred stock. The Series X Preferred Stock does not have any economic rights, only voting rights and is issued to the Principal Shareholder Curtis Ceballos.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has an outstanding loan to one of the main shareholders Hans King. The amount due on this loan as of December 31, 2023 was $58,553.97.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through March 25, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Common stock		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount		
Issuance of Founder's Stock	10,000,000	1,000.00	-	1,000.00
Shares issued for cash	34,240	87,601.54	-	87,601.54
Net Income/(Loss)	-	-	(28,847.02)	(28,847.02)
31-Dec-22	10,034,240.00	[redacted]	[redacted]	[redacted]
Shares issued for cash	2,601	6,046.27	-	6,046.27
Net Income/(Loss)	-	-	202,271.23	202,271.23
31-Dec-23	10,036,841.00	[redacted]	[redacted]	[redacted]

CERTIFICATION

I, Curtis Ceballos, Principal Executive Officer of Invisacook Inc., hereby certify that the financial statements of Invisacook Inc. included in this Report are true and complete in all material respects.

Curtis Ceballos

President/CEO